FEDERATED HERMES FUNDS

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 8, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES INCOME SECURITIES TRUST (a “Registrant”)

Federated Hermes Short-Term Income Fund (a “Fund”)

Class A2 Shares

1933 Act File No. 2-72277

1940 Act File No. 811-3181

FEDERATED HERMES SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST (a “Registrant”)

Federated Hermes Short-Intermediate Municipal Fund (a “Fund)

Class A2 Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Esperon:

The above-named registrants (each a “Registrant” and, collectively, the “Registrants”) are filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on October 26, 2021 regarding their respective funds (each a “Fund” and, collectively, the “Funds”). These comments relate to the Registration Statements of the Registrants and their Funds filed on September 8, 2021 as:

Federated Hermes Income Securities Trust

Post-Effective Amendment No. 229 under the Securities Act of 1933

Amendment No. 222 under the Investment Company Act of 1940

Federated Hermes Short-Intermediate Duration Municipal Trust

Post-Effective Amendment No. 72 under the Securities Act of 1933

Amendment No. 63 under the Investment Company Act of 1940

Unless otherwise noted below, comments and responses will apply to both Registrants and Funds.

COMMENT 1. General Comments

1.	The Registrants are responsible for the accuracy and adequacy of their disclosure notwithstanding review by the Staff.
2.	The Registrants must file their responses on EDGAR no later than 5 business days before the effective date of the Registration Statements. It is requested that the Registrants provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statements.
5.	Please update the tickers for the Funds’ Class A2 Shares when available in the EDGAR system.

RESPONSE:

The Registrants will respond as requested.

Prospectus Summary Sections and Certain Statutory Prospectus Sections

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

In the first paragraph of the narrative disclosure preceding the table, please bold the second sentence as required by Item 3 of Form N-1A.

RESPONSE:

The Registrants will respond as requested.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 since the shareholder services/account administration fees disclosed are not currently charged by the Funds. This footnote is not permitted by Item 3 of Form N-1A.

RESPONSE:

The Registrant confirms that the shareholder services/account administration fee (“SSF/AAF”) for each Fund’s Class A2 Shares is a Dormant Fee. While the Dormant Fee has been approved by each Fund’s Board of Trustees (each a “Board”), this Dormant Fee will not be incurred or charged unless and until they are approved to be activated by the Boards, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table of the respective Fund.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for each Fund’s investors. The Funds do not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, each Registrant believes that it is important to identify in a footnote: (1) the Dormant Fee has been approved by each Board, (2) the maximum allowable fee amount, as applicable, and (3) disclosure that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by a Fund’s Board. Therefore, each Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

We note Footnote 2 to each Fund’s fee table regarding estimated expenses. Supplementally, please explain the basis for estimating Other Expenses, which should be based on actual fund expenses. Is there an expense component that is unique to the new Class A2 Shares?

RESPONSE:

The Registrant confirms that “Other Expenses” for the new Class A2 Shares are estimated, based, in part, on the current fiscal year expense estimates for each Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on each Registrant’s projections regarding changes in asset levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote as written is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses

In Footnote 3 to each Fund’s fee table, please remove the references to “on their own initiative” and “voluntary” in the context of waivers and/or reimbursements in order to avoid shareholder confusion.

RESPONSE:

Each Fund’s investment adviser (collectively, the “Advisers”) and certain of their affiliates have, voluntarily and on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and entered into these agreements with each Fund’s Board unless or until each Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. Each Fund’s Fee Limit, as defined in Footnote 3, is the threshold for total fund operating expenses under each Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but that those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrants respectfully decline to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 6. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies? (Federated Hermes Short-Term Income Fund only)

We note the following disclosure in the first paragraph:

“The Fund may invest in derivative contracts to implement its investment strategies.”

Please specify the derivatives in which the Fund will invest and tailor the related securities and risk disclosures accordingly.

RESPONSE:

The Registrant will revise the above sentence as follows (additions bold and underlined):

“The Fund may invest in derivative contracts, in particular, futures contracts, option contracts and swap contracts, to implement its investment strategies.”

In addition, the Registrant will make a conforming change to the following sentence in paragraph nine of the full investment strategy (additions bold and underlined):

“The Fund may use derivative contracts, in particular, futures contracts, option contracts and swap contracts, and/or hybrid instruments to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative or hybrid.”

The Registrant notes that futures contracts, option contracts and swap contracts are fully described in the section “What are the Fund’s Principal Investments?” The risks of the Fund’s investments in derivatives and hybrid instruments are fully described in “Risk of Investing in Derivative Contracts and Hybrid Instruments” in the section “What are the Specific Risks of Investing in the Fund?”

COMMENT 7. Prospectus - Risk/Return Summary: What are the Main (or Principal) Risks of Investing in the Fund? (Federated Hermes Short-Intermediate Municipal Fund only)

We note that “Sector Risk” is disclosed. Please disclose the specific risks of the specific sectors to which the Fund has significant exposure.

RESPONSE:

The Registrant notes that the Fund’s investment strategy discloses that the “Adviser may also allocate investments in sectors of the tax-exempt market that offer the highest return.” In addition, the strategy states that “[f]or example, the Fund may use derivative contracts or hybrid instruments to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative or hybrid instrument in an attempt to benefit from changes in the value of the underlying instrument(s) or to gain exposure to the municipal bond sector.”

The sector in which the Fund principally invests is the tax-exempt or municipal bond sector. The Fund’s Prospectus discloses “Tax-Exempt Securities Risk” in support of this strategy. In addition, the Fund’s “Sector Risk” additionally provides that a “substantial part of the Fund’s portfolio may be comprised of securities issued or credit enhanced by companies in similar businesses, or with other similar characteristics. As a result, the Fund will be more susceptible to any economic, business, political or other developments which generally affect these issuers or entities.”

Therefore, the Registrant respectfully believes that its strategy and supporting risk disclosures are appropriate and accurate and that no further revisions are required.

COMMENT 8. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

We note the footnote to each Fund’s Bar Chart, which provides each Fund’s Class A Share returns for the six-month period from January 1, 2021 to June 30, 2021. Please update these returns to include the calendar quarter ended September 30, 2021.

RESPONSE:

The Registrants will update the returns in each Registrant’s Rule 485(b) filing.

COMMENT 9. Prospectus - Risk/Return Summary: Average Annual Total Return Table

We note the disclosure in the introductory paragraph of each Fund’s Average Annual Total Return Table that the A2 Class performance information shown is for each Fund’s A Class as described in the narrative related to each Fund’s Bar Chart. For clarity, in the first paragraph before the table, please consider removing the reference to the A2 class in the second sentence, “The A2 class performance information shown below is for the Fund’s A class as described above.”

Instead, please add a footnote to the Average Annual Total Return Tables to explain that the returns are for a class that is not presented and which class would have substantially similar annual returns because the shares are invested in the same portfolio of securities and that the annual returns would differ only to the extent that the classes do not have the same expenses. If the new class is more expensive than the class shown, state that because the new class has higher expenses, the new class performance will be lower than the class shown.

RESPONSE:

To address these comments, the reference to A2 will be removed in the second sentence as recommended. Instruction 3(b) to Item 4(b)(2) of Form N-1A only requires the explanation that the returns are for a class that is not presented that would have substantially similar annual returns to be included with the bar chart. With respect to the Average Annual Total Return Table, Instruction 3(b) simply instructs registrants to “[i]nclude return information for the other Class reflected in the bar chart in the performance table.” Accordingly, we respectfully decline to repeat this explanation in the introduction to the average annual total return table, and we also respectfully decline to add a footnote to state that the returns would be substantially similar between the classes since it is clearly noted in the introductory Bar Chart paragraph which is referenced.

The Registrants confirm that there are no differences in the net operating expenses between the A2 class and the A class for each of the Funds. Therefore, an additional sentence will be added to the AATR introductory paragraph to inform a shareholder that the anticipated difference in total returns between the classes would be due to differences in sales loads. The paragraph will be disclosed as follows (deletions stricken and additions bold and underlined):

The Fund’s A2 class is expected to commence operations on or about November 17, 2021. The ~~A2 class~~ performance information shown below is for the Fund’s A class as described above. It is anticipated that the sales load of the A2 class will be higher than the sales load of the A class; accordingly, the net performance of the A2 class is anticipated to be lower than the net performance of the A class.

COMMENT 10. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

The Staff notes the inclusion of additional comparative indexes and averages for the Funds in the Average Annual Total Return Table. Form N-1A Item 4(b)(2), Instruction 2.(b), requires disclosure about one or more other indexes to be included in the narrative explanation accompanying the bar chart and table.

RESPONSE:

In response to the comment, the Registrants note that Form N-1A Item 4(b)(2), Instruction 2.(b), requires that a fund “disclose information about the additional index in the narrative explanation accompanying the bar chart and table.” The Registrant notes that its disclosure currently states that the “Average Annual Total Return Table shows returns averaged over the stated period, and includes comparative performance information.”

In addition, the narrative explanation accompanying the bar chart and table currently includes footnotes regarding each Fund’s comparative Lipper average.

The Registrants believe that, when taken together, the above disclosures satisfy the requirements of Form N-1A. Accordingly, the Registrants respectfully decline to revise the disclosure in response to this comment.

COMMENT 11: Prospectus - “What are the Fund’s Principal Investments?”

The Staff notes the Asset Segregation disclosure in each Fund’s Prospectus. Please consider updating this disclosure to discuss the adoption of Rule 18f-4 under the Investment Company Act of 1940 (the “1940 Act”).

RESPONSE:

In response to the Staff’s comment, the Registrants note that, on a complex-wide basis, Federated Hermes is continuing to assess the impact the adoption of Rule 18f-4 will have on the Federated Hermes funds. Accordingly, as the August 2022 compliance date for Rule 18f-4 nears, the Registrants will seek to implement the Rule and continue to review their disclosure, as part of a Federated Hermes complex-wide effort, in order to determine whether additional disclosure regarding the impact of Rule 18f-4 and its requirements would be appropriate.

COMMENT 12: Prospectus - “What Do Shares Cost? Additional Information on the Availability of Certain Waivers and Discounts”

We note the following sentence in the subsection entitled “Additional Information on the Availability of Certain Waivers and Discounts”:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

Please delete this sentence. The Funds cannot disclaim responsibility for their sales charge waivers and discounts disclosures. Under the 1940 Act, sales loads are set by funds, not by intermediaries.

RESPONSE:

The Registrants respectfully believe that the disclosure is accurate. However, in light of the Staff’s comment, the Registrants will make the following clarification by removing the stricken disclosure:

“ADDITIONAL INFORMATION ON THE AVAILABILITY OF CERTAIN WAIVERS AND DISCOUNTS

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Certain financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers which are discussed in Appendix B to this Prospectus. The information contained in Appendix B is ~~based on information~~ provided by these financial intermediaries. Please contact your financial intermediary to ensure that you have the most current information regarding the sales charge waivers and discounts available to you and that you understand the steps you must take to qualify for available waivers and discounts. In all instances, it is the shareholder’s responsibility to notify the Fund or the shareholder’s Financial Intermediary at the time of purchase of any relationship or other facts qualifying the investor for sales charge waivers or discounts. For waivers and discounts not available through a particular financial intermediary, shareholders will have to purchase Fund shares directly from the Fund or through another financial intermediary to receive these waivers or discounts.”

COMMENT 13: Prospectus – Appendix B

Does Appendix B apply to Class A2 Shares?

RESPONSE:

The Registrants confirm that Appendix B applies to the Class A2 Shares of the Funds, as Class A2 Shares are a retail share class that may be subject to certain sales charge waivers and/or discounts from certain financial intermediaries. Further, Class A2 Shares are permitted to be exchanged for Class A Shares of other funds in the Federated Hermes Fund Complex, which could make Class A2 shareholders eligible for certain Class A Shares’ discounts and waivers in the future.

Statement of Additional Information

COMMENT 14. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Concentration of Investments

The Staff notes each Registrant’s fundamental “Concentration of Investments” policy:

“The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. Government securities, municipal securities and bank instruments will not be deemed to constitute an industry.”

Please add an explanatory note that municipal securities excluded from the concentration policy are tax-exempt securities issued by U.S. state or local municipalities but do not include private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, and that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining compliance with the concentration policy.

RESPONSE:

The Registrants will revise the second paragraph of “Additional Information” in each Fund’s SAI as follows (deletions stricken and additions bold and underlined):

Federated Hermes Short-Term Income Fund

“In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; ~~and~~ (c) asset-backed securities will be classified according to the underlying assets securing such securities; and (d) private activity municipal debt securities which are principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance will be classified according to the industry of the non-governmental entity. To conform to the current view of the SEC that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect. In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes.”

Federated Hermes Short-Intermediate Municipal Fund

“In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; ~~and~~ (c) asset-backed securities will be classified according to the underlying assets securing such securities; and (d) private activity municipal debt securities which are principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance will be classified according to the industry of the non-governmental entity.”

COMMENT 15. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

The Staff notes the following bolded disclosure in this section:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please disclose the specific voting requirement as defined in the 1940 Act.

RESPONSE:

The Registrant respectfully believes that the Fund’s current disclosure is accurate and appropriate. If the Fund holds a shareholder meeting in the future, the voting requirements will be detailed in the proxy statement on Schedule 14A or Form N-14. Further, the Registrant notes that General Instruction C(1)(c) to Form N-1A states that “simply restating legal or regulatory requirements to which Funds generally are subject” should be avoided. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 16. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Additional Information (Federated Hermes Short-Term Income Fund only)

Under “Additional Information,” we note the following disclosure and ask that the word “deposit” (bold and underlined) be added:

“To conform to the current view of the SEC that only domestic bank deposit instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect.”

In addition, in the same section, we note the following disclosure and ask that the words “that are not deposit instruments” (bold and underlined) be added:

“In addition, investments in bank instruments that are not deposit instruments and investments in certain industrial development bonds …”

RESPONSE:

The Registrant will add the requested disclosures.

Part C – Other Information

COMMENT 17. Item 28(e) Form of Distribution Contract

Please confirm that a final version of the Distributor’s Contract will be included in each Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrants confirm that each will include a final version of the form of Distribution Contract in each Registrant’s Rule 485(b) filing as Item 28(e) for Federated Hermes Short-Intermediate Duration Municipal Trust and Item 28(e)(1) for Federated Hermes Income Securities Trust.

COMMENT 18. Item 28(m) Form of Rule 12b-1 Plan

Please confirm that a final version of the Distribution Plan will be included in each Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrants confirm that each will include a final version of the Rule 12b-1 Plan in each Registrant’s Rule 485(b) filing as Item 28(m) for Federated Hermes Short-Intermediate Duration Municipal Trust and Item 28(m)(1) for Federated Hermes Income Securities Trust.

COMMENT 19. Item 28(i) Legal Opinion (Federated Hermes Short-Intermediate Duration Municipal Trust only)

We note that the Legal Opinion entry is marked “Not Applicable.” Please confirm this is accurate.

RESPONSE:

The Registrant confirms that the original Legal Opinion was filed on paper in Pre-Effective Amendment No. 1 on August 4, 1981 on Form N-1. This was inadvertently not reflected in Item 28(i). The Part C entry will be corrected in the Rule 485(b) filing to read:

“Conformed copy of Opinion and Consent of Counsel as to legality of shares being registered, as filed on paper in Pre-Effective Amendment No. 1 on August 4, 1981 on Form N-1 (File Nos. 2-72277 and 811-3181).”

Questions on this letter or requests for additional information may be directed to me at 724-720-8834 or at Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal